

Q1 2017 Supplemental Materials

April 27, 2017

Disclaimers

FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements and information. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar expressions. These statements include, among others, statements regarding our expected performance, anticipated returns and our investment, financing, and hedging strategies and means to implement the strategy.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described under the caption "Risk Factors" in this Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ORCHID ISLAND
CAPITAL

GAAP to Non GAAP Reconciliation

In addition to the results presented in accordance with GAAP, our results of operations discussed below include certain non-GAAP financial information, including "Net Income Excluding Realized and Unrealized Gains and Losses"

Net Income Excluding Realized and Unrealized Gains and Losses

We have elected the fair value option for all of our MBS assets and have not elected to designate our derivative holdings for hedge accounting treatment under the Financial Accounting Standards Board (the "FASB"), Accounting Standards Codification ("ASC"), Topic 815, *Derivatives and Hedging*. Changes in fair value of these instruments are presented in a separate line item in our consolidated statements of operations. Therefore, we mark all of our MBS assets and hedge instruments to market every reporting period. With the volatility that occurs in markets every quarter, the market value of these assets and hedge instruments varies as well. These fluctuations in value are reported in our statement of operations every period. We have presented the results of our operations in the tables below with and without these realized and unrealized gains and losses included in the calculation of net income/(loss).

We believe that net income excluding realized and unrealized gains and losses provides meaningful information to consider, in addition to the respective amounts prepared in accordance with GAAP. This non-GAAP measure helps management to evaluate its financial position and performance without the effects of these realized and unrealized gains and losses that are not necessarily indicative of our financial performance. The unrealized gains or losses on derivative instruments and MBS assets presented in our consolidated statements of operations are not necessarily representative of the ultimate gain or loss, if any, that we may realize in the future. This is because as interest rates move up or down in the future, the gains or losses we ultimately realize, and which will affect our net income for the then current period, may differ from the unrealized gains or losses recognized as of the reporting date. With respect to realized gains and losses, the application of the fair value method of accounting may cause users of our financial statements to conclude that the realized gains or losses in a given period are indicative of the gains and losses incurred from the date we purchased the assets or hedge instruments. This is not the case, as the fair value method of accounting requires us to report gains and losses based on the movement in the market value of the instrument in question since the beginning of the period only.

Our presentation of net income excluding realized and unrealized gains and losses has important limitations. First, other market participants may use the available for sale method of accounting for their MBS assets. Under the available for sale method of accounting, fluctuation in the value of MBS assets are reflected in other comprehensive income, a component of the shareholders equity section of the balance sheet. Second, while we believe that the calculation of net income excluding realized and unrealized gains and losses described above helps to present our financial position and performance, it may be of limited usefulness as an analytical tool. Therefore, net income excluding realized and unrealized gains and losses should not be viewed in isolation and is not a substitute for net income computed in accordance with GAAP.

The table below on page 14 presents a reconciliation of the adjustments to net income calculated in accordance with GAAP for the first quarter of 2017.

Table of Contents

ORCHID ISLAND
CAPITAL

Financial Highlights for the Quarter Ended March 31, 2017

- Earnings per Share of $0.07

- Incurred $0.63 loss per Share from net realized and unrealized gain/(losses) on MBS and derivative instruments

- Earnings per Share of $0.70 excluding realized and unrealized gains/(losses) on MBS and derivative instruments (See page 14 for a reconciliation of this non-GAAP measure to Earnings per Share)

- Book Value per Share of $9.75 at March 31, 2017
  - A decrease of $0.35 (or -3.5%) from $10.10 at December 31, 2016

- Dividend of $0.42 declared during the quarter

- Economic return of $0.07 per share, or 0.7% unannualized / 2.8% annualized

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Market Developments

ORCHID ISLAND CAPITAL

10-Year US Treasury Note & US Dollar Swap: Q1 2017

10-Year US Treasury Note:
Q1 2017



10-Year US Dollar Swap:
Q1 2017



Source: Bloomberg Data

US Treasury Curve: Q1 2017 Performance


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Yield (%)
30Yr
10Yr
7Yr
5Yr
3Yr
2Yr
1Yr
6Mo
6mo
3Mo
1Mo
12/31/2016 Yield
03/31/2017 Yield
3Mo 1Yr 2Yr 3Yr 5Yr 7Yr 10Yr 30Yr
35
30
25
20
15
10
5
0
-5
-10
Change (bps)
3Mo 1Yr 2Yr 3Yr 5Yr 7Yr 10Yr 30Yr
Tenor

Source: Bloomberg Data

ORCHID ISLAND CAPITAL

US Dollar Swap Curve: Q1 2017 Performance



Source: Bloomberg Data

FNCL 4.0 & FNCL 4.5: Q1 2017


109
108
107
106
105
104
103
TBA Dollar Price
31-Dec
31-Jan
28-Feb
31-Mar
Date
-8.5 ticks (1/32) for Q1
-4.5 ticks (1/32) for Q1
FNCL 4.0
FNCL 4.5

Source: Bloomberg Data

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Wells Fargo Production 85k Max Specified Pool Payups over TBA

Source: Wells Fargo Securities

11

ORCHID ISLAND CAPITAL

Wells Fargo New Production Specified Pool Payup over TBA



Payup in Ticks (1/32)

—— FNCL New 4.0 —— FNCL New 4.5

Source: Wells Fargo Securities

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Financial Results

Financial Results for the Three Months Ended March 31, 2017

($ in thousands, except per share data)	Net Income Excluding Realized and Unrealized Gains and Losses		Realized and Unrealized Gains/(Losses)		Total	
Interest income	$	32,311	$	-	$	32,311
Interest expense		(6,715)		-		(6,715)
Net interest income		25,596		-		25,596
Realized losses on mortgage-backed securities		-		(1,350)		(1,350)
Unrealized (losses) on mortgage-backed securities		-		(14,958)		(14,958)
Losses on interest rate futures		-		(4,422)		(4,422)
Gains on interest rate swaps		-		3		3
Net portfolio income (loss)	$	25,596	$	(20,727)	$	4,869
Expenses:						
Management fees		1,302		-		1,302
Allocated overhead		368		-		368
Accrued incentive compensation		12		-		12
Directors' fees and liability insurance		276		-		276
Audit, legal and other professional fees		170		-		170
Direct REIT operating expenses		231		-		231
Other administrative		61		-		61
Total expenses		2,420		-		2,420
Net income (loss)	$	23,176	$	(20,727)	$	2,449
Basic and diluted net income (loss) per share	$	0.701	$	(0.627)	$	0.074
Weighted average shares outstanding - Basic and diluted		33,069,064		33,069,064		33,069,064
Dividends declared per common share					$	0.42

MBS Portfolio Roll Forward Dec 31, 2016 to Mar 31, 2017

($ in thousands)

| | Pass-Through Portfolio | Structured Security Portfolio | | | Total |
		Interest-Only Securities	Inverse Interest Only Securities	Sub-total	
			Portfolio Activity for the Quarter		
Market value - December 31, 2016	$ 2,874,215	$ 69,726	$ 78,233	$ 147,959	$ 3,022,174
Securities purchased	1,682,894	43,498	10,848	54,346	1,737,240
Securities sold	(1,369,585)	-	(38,088)	(38,088)	(1,407,673)
Losses on sales	(910)	-	(440)	(440)	(1,350)
Return of investment	n/a	(5,859)	(2,668)	(8,527)	(8,527)
Pay-downs	(64,889)	n/a	n/a	n/a	(64,889)
Premium lost due to pay-downs	(4,653)	n/a	n/a	n/a	(4,653)
Mark to market losses	(9,412)	(151)	(742)	(893)	(10,305)
Market value - March 31, 2017	$ 3,107,660	$ 107,214	$ 47,143	$ 154,357	$ 3,262,017

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MBS Portfolio Capital Allocation at Dec 31, 2016 and Mar 31, 2017

($ in thousands)

| | | | Capital Allocation | | |
| | | Structured Security Portfolio | | | |
	Pass-Through Portfolio	Interest-Only Securities	Inverse Interest Only Securities	Sub-total	Total
31-Mar-17					
Market value	$ 3,107,660	$ 107,214	$ 47,143	$ 154,357	$ 3,262,017
Cash	112,723	-	-	-	112,723
Borrowings[1]	(3,050,608)	-	-	-	(3,050,608)
Total	$ 169,775	$ 107,214	$ 47,143	$ 154,357	$ 324,132
% of Total	52.40%	33.10%	14.50%	47.60%	100.00%
31-Dec-16					
Market value	$ 2,874,215	$ 69,726	$ 78,233	$ 147,959	$ 3,022,174
Cash	94,425	-	-	-	94,425
Borrowings[2]	(2,793,705)	-	-	-	(2,793,705)
Total	$ 174,935	$ 69,726	$ 78,233	$ 147,959	$ 322,894
% of Total	54.20%	21.60%	24.20%	45.80%	100.00%

(1) At March 31, 2017, there were outstanding repurchase agreement balances of $63.8 million and $33.6 million secured by IO and IIO securities, respectively. We entered into these arrangements to generate additional cash to invest in PT RMBS; therefore, we have not considered these balances to be allocated to the structured securities strategy.

(2) At December 31, 2016, there were outstanding repurchase agreement balances of $33.3 million and $45.5 million secured by IO and IIO securities, respectively. We entered into these arrangements to generate additional cash to invest in PT RMBS; therefore, we have not considered these balances to be allocated to the structured securities strategy.

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MBS Portfolio Returns by Sector for the Quarter Ended Mar 31, 2017

($ in thousands)

	Pass-Through Portfolio	Interest-Only Securities	Inverse Interest Only Securities	Sub-total	Total
Returns for the Quarter Ended March 31, 2017					
		Structured Security Portfolio			
Income (net of borrowing cost)	$ 23,057	$ 541	$ 1,998	$ 2,539	$ 25,596
Realized and unrealized losses	(14,975)	(151)	(1,182)	(1,333)	(16,308)
Derivative losses	(4,419)	n/a	n/a	n/a	(4,419)
Total Return	$ 3,663	$ 390	$ 816	$ 1,206	$ 4,869
Beginning Capital Allocation	$ 174,935	$ 69,726	$ 78,233	$ 147,959	$ 322,894
Return on Invested Capital for the Quarter[1]	2.10%	0.60%	1.00%	0.80%	1.50%
Average Capital Allocation[2]	$ 172,355	$ 88,470	$ 62,688	$ 151,158	$ 323,513
Return on Average Invested Capital for the Quarter[3]	2.10%	0.40%	1.30%	0.80%	1.50%

(1) Calculated by dividing the Total Return by the Beginning Capital Allocation, expressed as a percentage.

(2) Calculated using two data points, the Beginning and Ending Capital Allocation balances.

(3) Calculated by dividing the Total Return by the Average Capital Allocation, expressed as a percentage.

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Portfolio Characteristics, Credit Counterparties & Hedge Position

MBS Portfolio Characteristics as of March 31, 2017

MBS Valuation Characteristics

(in thousands of $s)

Asset Category	Current Face		Fair Value		Current Price	Percentage of Portfolio	Weighted Average Coupon	Realized March 2017 CPR (Reported in Apr)
As of March 31, 2017								
Adjustable Rate MBS	$	1,832	$	1,947	106.26	0.06%	3.52%	0.1%
10-1 Hybrid Rate MBS		42,680		43,756	102.52	1.34%	2.55%	0.6%
Total Hybrid Adjustable Rate MBS		42,680		43,756	102.52	1.34%	2.55%	0.6%
15 Year Fixed Rate MBS		80,902		84,266	104.16	2.58%	3.28%	9.2%
20 Year Fixed Rate MBS		237,234		253,347	106.79	7.77%	4.00%	10.4%
30 Year Fixed Rate MBS		2,536,513		2,724,344	107.41	83.52%	4.40%	6.2%
Total Fixed Rate MBS		2,854,649		3,061,957	107.26	93.87%	4.33%	6.6%
Total Mortgage-backed Pass-through MBS		2,899,161		3,107,659	107.19	95.27%	4.31%	6.5%
Interest-Only Securities		815,467		107,214	13.15	3.29%	3.74%	13.3%
Inverse Interest-Only Securities		243,293		47,143	19.38	1.45%	5.26%	13.7%
Structured MBS		1,058,760		154,357	14.58	4.73%	4.20%	13.4%
Total Mortgage Assets	$	3,957,921	$	3,262,017		100.00%	4.30%	8.4%

MBS Assets by Agency

(in thousands of $s)

As of March 31, 2017	Fair Value		Percentage of Portfolio
Fannie Mae	$	2,491,752	76.4%
Freddie Mac		761,590	23.3%
Ginnie Mae		8,675	0.3%
Total Portfolio	$	3,262,017	100%

Investment Company Act of 1940 (Whole Pool) Test

(in thousands of $s)

As of March 31, 2017	Fair Value		Percentage of Portfolio
Whole Pool Assets	$	2,882,506	88.4%
Non Whole Pool Assets		379,510	11.6%
Total Portfolio	$	3,262,017	100%

ORCHID ISLAND CAPITAL

Credit Counterparties & Trading Activity

($ in thousands)

As of March 31, 2017 Counterparty		Total Outstanding Balances	% of Total	Weighted Average Borrowing Rate		Amount at Risk[1]	Weighted Average Maturity in Days
Wells Fargo Bank, N.A.	$	423,078	13.8%	0.98%	$	23,102	11
Citigroup Global Markets, Inc.		286,584	9.4%	1.04%		28,586	27
ICBC Financial Services, LLC		240,705	7.9%	1.04%		12,885	43
J.P. Morgan Securities LLC		231,617	7.6%	1.11%		18,241	13
RBC Capital Markets, LLC		229,689	7.5%	0.98%		12,399	12
Cantor Fitzgerald & Co.		228,461	7.5%	0.91%		12,440	18
Mitsubishi UFJ Securities (USA), Inc.		207,082	6.8%	0.86%		11,237	21
South Street Securities, LLC		172,080	5.6%	0.98%		9,130	7
ED&F Man Capital Markets Inc.		153,325	5.0%	0.99%		8,374	59
KGS-Alpha Capital Markets, L.P.		149,426	4.9%	1.06%		14,056	44
Merrill Lynch, Pierce, Fenner & Smith Inc		149,096	4.9%	0.99%		5,067	17
Daiwa Capital Markets America, Inc.		123,675	4.1%	1.01%		6,638	13
Goldman Sachs & Co.		111,342	3.6%	1.12%		9,059	70
Guggenheim Securities, LLC		81,432	2.7%	1.05%		4,609	78
FHLB-Cincinnati		80,435	2.6%	1.04%		2,963	3
Natixis, New York Branch		72,100	2.4%	0.93%		3,910	6
Nomura Securities International, Inc.		65,701	2.2%	1.05%		3,592	38
Mizuho Securities USA, Inc.		44,780	1.5%	1.21%		6,720	17
Total / Weighted Average	$	3,050,608	100.0%	1.01%	$	193,008	25

(1)   Equal to the sum of the fair value of securities sold, accrued interest receivable and cash posted as collateral (if any), minus the sum of repurchase agreement liabilities, accrued interest payable and the fair value of securities posted by the counterparties (if any).

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CAPITAL

Hedge Position as of March 31, 2017

($ in thousands)

Expiration Year		As of 3/31/2017			
		Average Contract National Amount	Weighted Average Entry Rate	Weighted Average Effective Rate	Open Equity[1]
Eurodollar Futures Contracts (Short Positions)					
2017					
June	$	600,000	1.43%	1.29%	$ (207)
September		1,000,000	1.50%	1.43%	(183)
December		1,000,000	1.62%	1.55%	(165)
2018					
March	$	1,000,000	1.71%	1.66%	$ (131)
June		1,000,000	1.81%	1.78%	(70)
September		1,000,000	1.90%	1.89%	(25)
December		1,000,000	1.96%	2.01%	135
2019					
March	$	1,000,000	2.02%	2.08%	$ 159
June		1,000,000	2.04%	2.16%	297
September		1,000,000	2.11%	2.23%	293
December		1,000,000	2.19%	2.32%	302
2020					
March	$	1,000,000	2.54%	2.36%	$ (441)
June		1,000,000	2.59%	2.41%	(455)
September		1,000,000	2.65%	2.46%	(477)
December		700,000	2.74%	2.52%	(394)
Total / Weighted Average	$	953,333	2.06%	2.02%	$ (1,364)

Treasury Note Futures Contracts (Short Position)[2]					
March 2017 10 year T-Note futures					
(Mar 2017 - Mar 2027 Hedge Period)	$	465,000	2.27%	2.24%	$ (3,134)

(1) Open equity represents the cumulative gains (losses) recorded on open futures positions from inception.

(2) T-Note futures contracts were valued at a price of $124.56 at March 31, 2017 and $124.28 at December 31, 2016. The nominal values of the short positions was $579.2 million and $577.9 million at March 31, 2017 and December 31, 2016, respectively

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Hedge Position as of March 31, 2017

TBA Positions *($ in thousands)*

	Notional Amount Long (Short)[1]	Cost Basis[2]	Market Value[3]	Net Carrying Value[4]
As of March 31, 2017				
30-Year TBA securities:				
3.00%	$ (150,000)	$ (147,406)	$ (148,267)	$ (861)
4.50%	(297,000)	(317,199)	(318,574)	(1,375)
	$ (447,000)	$ (464,605)	$ (466,841)	$ (2,236)
As of December 31, 2016				
30-Year TBA securities:				
3.00%	$ (100,000)	$ (99,406)	$ (99,344)	$ 62
4.00%	(100,000)	(103,898)	(105,078)	(1,180)
	$ (200,000)	$ (203,304)	$ (204,422)	$ (1,118)

Swap Agreements *($ in thousands)*

	Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Net Estimated Fair Value	Average Maturity (Years)
As of March 31, 2017					
Expiration > 1 to ≤ 3 years	$ 600,000	1.05%	1.04%	$ 12,430	2.9
Expiration > 3 to ≤ 5 years	200,000	2.14%	1.15%	(1,397)	4.9
	$ 800,000	1.32%	1.07%	$ 11,033	3.4
As of December 31, 2016					
Expiration > 3 to ≤ 5 years	$ 700,000	1.20%	0.91%	$ 9,500	3.4

(1) Notional amount represents the par value (or principal balance) of the underlying Agency RMBS.
(2) Cost basis represents the forward price to be paid (received) for the underlying Agency RMBS.
(3) Market value represents the current market value of the TBA securities (or of the underlying Agency RMBS) as of period-end.
(4) Net carrying value represents the difference between the market value and the cost basis of the TBA securities as of period-end and is reported in derivative assets (liabilities), at fair value in our consolidated balance sheets.

ORCHID ISLAND CAPITAL

Hedge Position by Tenor (Years)



3000
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
03/31/2017 Orchid Position
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
% Yield
1Y
1.384%
2Y
1.618%
3Y
1.807%
4Y
1.945%
5Y
2.052%
6Y
2.141%
7Y
2.216%
1
2
3
4
5
6
7
Year
Eurodollar
Swaps
Treasury Futures
FNCL 4.5 4/17 TBA
FNCL 3.0 4/17 TBA
03/31/2017 Yield Curve

Source: Bloomberg Data